

March 31, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: AIM ETF Products Trust
        Issuer CIK: 0001797318
        Issuer File Number: 333-235734 / 811-23504
        Form Type: 8-A12B
        Filing Date: March 31, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the AllianzIM International Equity Buffer15 ETF, AllianzIM International Equity Buffer5 ETF, AllianzIM Growth-100 Buffer15 ETF, AllianzIM Growth-100 Buffer5 ETF, AllianzIM U.S. Equity Buffer5 ETF, AllianzIM U.S. Small Cap Buffer15 ETF, AllianzIM U.S. Small Cap Buffer5 ETFand AllianzIM International Equity Buffer15 Uncapped Apr ETF under the Exchange Act of 1934, subject to effective registration.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications